1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2006

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                     ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date November 6, 2006	By	/s/ Zhang Baocai
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China (“PRC”) with limited liability)

(Stock Code: 1171)

Third Quarterly Report for the Year 2006

IMPORTANT NOTICE

This announcement is made pursuant to the disclosure requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”), the supervisory committee, the directors, the supervisors, and the senior management of Yanzhou Coal Mining Company Limited (the “Company”) confirm that this announcement does not contain any false information, misleading statements or material omissions, and accept joint and several responsibilities for the truthfulness, accuracy and completeness of the contents.

The Company’s chairman, Mr. Wang Xin, chief financial officer, Mr. Wu Yuxiang, and chief of the planning and finance department, Mr. Zhao Qingchun, confirm that the financial statements contained in the third quarterly report for the year 2006 (the “Report”) are true and complete.

The financial statements of the Company set out in the Report have not been audited.

Summary of the unaudited results for the third quarter ended 30th September, 2006:

•	This Report is prepared in accordance with the Regulations on Disclosure of Information in Quarterly Reports for Listed Companies issued by China Securities Regulatory Commission.

•

All financial information contained in this Report is prepared in accordance with the PRC Generally Accepted Accounting Principles. The Company has also provided the average coal sales price of the first three quarters of 2006 prepared on the same basis as its previous periodical reports as announced overseas. Please refer to the section headed “Brief analysis of general operating performance during the reporting period”. Shareholders of the Company and public investors should be aware of the different bases of calculation used in this Report and those in the interim and annual reports when trading in shares of the Company.

•	Unless otherwise specified, the currency in this Report is denominated in Renminbi.

•

In the third quarter of 2006, revenue from principal operations was RMB2,951.924 million, representing an increase of RMB291.983 million or 11.0% as compared with the corresponding period last financial year. Realised net profit was RMB448.007 million, representing an increase of RMB63.393 million or 16.5% as compared with the corresponding period last year.

•

During the first three quarters of 2006, revenue from principal operations was RMB9,438.076 million, representing an increase of RMB101.490 million or 1.1% as compared with the corresponding period last financial year. Realised net profit was RMB1,795.710 million, representing an decrease of RMB245.527 million or 12.0% as compared with the corresponding period last financial year.

•	The information contained in this Report is the same as that published on the Shanghai Stock Exchange, and this announcement is published simultaneously in the PRC and overseas.

1	GENERAL INFORMATION

1.1	General Information

Listed Stock Exchange	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange, Inc.

Stock abbreviation	Yanzhou Mei Ye	–	–

Stock abbreviation before the change	G Yanmei	–	–

Stock code	600188	1171	YZC

	Secretary of the Board	Representative of Securities Business

Name	Zhang Baocai	–
Contact address	298 Fushan South Road,
Zoucheng, Shandong
	Province, PRC	–
Tel	0537-5382319	–
Fax	0537-5383311	–
E-mail	yzc@yanzhoucoal.com.cn	–

1.2	Financial Information

1.2.1	Major financial statistics and indexes

	At the end of this reporting period	At the end of last financial year	Increase/decrease
	(Unaudited)	(audited)	(%)
Total assets (RMB)	21,894,916,939	21,088,180,197	3.8
Shareholders’ equity (excluding minority interest) (RMB)	18,012,769,235	17,141,627,255	5.1
Net assets per share (RMB)	3.66	3.49	5.1
Net assets per share after adjustment (RMB)	3.65	3.47	5.2

	Reporting period		From the beginning of this year to the end of this reporting period		Increase/decrease (%) of this reporting period over the corresponding period last year
	(Unaudited	)	(Unaudited	)
Net cash flow from operating activities (RMB)	635,144,130		1,025,527,935		1,999.0
Earnings per share (RMB)	0.091		0.365		16.5
Return on net assets (%)	2.49		9.97		increased by
					0.18 percentage
Weighted average return on net assets after deducting extraordinary gain and loss (%)	2.55		10.21		increased by
					0.23 percentage

Extraordinary gain and loss Amount (For the nine months ended 30th September)	Amount (RMB)
	(Unaudited	)
Non-operating income	6,167,282
Non-operating expenses	-3,894,571
Impact on income tax	-1,715,060

Total	557,651

1.2.2	Statement of Income

Statement of Income

For the Period ended 30th September, 2006

Unit: RMB Yuan

Item	This reporting period (For the third quarter ended 30th September)		Corresponding period in last financial year (For the third quarter ended 30th September)
	Consolidated	the Company	Consolidated	the Company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from principal operations	2,951,924,165	2,951,924,165	2,659,940,792	2,659,940,792
Less: Cost of principal operations	1,542,118,410	1,542,293,535	1,413,968,362	1,413,968,362
Sales taxes and surcharges	70,739,947	70,739,947	62,314,354	62,314,354

Profit from principal operations	1,339,065,808	1,338,890,683	1,183,658,076	1,183,658,076
Add: Profit from other operations	19,860,011	17,222,585	13,061,290	12,940,037
Less: Operating expenses	215,446,182	216,279,330	178,676,188	180,553,734
Administrative expenses	456,658,499	457,463,929	403,251,317	396,150,992
Financial expenses	2,437,864	7,607,415	42,280,973	44,941,381

Operating profit	684,383,274	674,762,594	572,510,888	574,952,006
Add: Investment income	5,781,995	15,826,601	6,221,862	3,495,241
Non-operating income	1,542,249	1,542,249	181,604	176,604
Less: Non-operating expenses	1,309,907	1,301,907	3,134,636	3,130,432

Total profits	690,397,611	690,829,537	575,779,718	575,493,419
Less: Income taxes	241,643,473	241,564,694	191,011,925	190,879,745
Minority interest	747,047	–	154,119	–
Net profit	448,007,091	449,264,843	384,613,674	384,613,674

Statement of Income
For the Period ended 30th September, 2006 Unit: RMB Yuan

Item	From the beginning of this year to the end of this reporting period (For the nine months ended 30th September)		Corresponding period last financial year (For the nine months ended 30th September)
	Consolidated	the Company	Consolidated	the Company
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenue from principal operations	9,438,076,407	9,438,076,407	9,336,585,713	9,336,585,713
Less: Cost of principal operations	4,482,592,051	4,484,292,043	4,172,236,262	4,173,512,179
Sales taxes and surcharges	208,860,307	208,860,307	187,348,363	187,348,363

Profit from principal operations	4,746,624,049	4,744,924,057	4,977,001,088	4,975,725,171
Add: Profit from other operations	61,143,873	53,638,480	36,952,903	36,470,937
Less: Operating expenses	735,293,875	738,005,553	717,070,646	721,020,800
Administrative expenses	1,376,217,739	1,363,962,092	1,208,671,596	1,190,492,197
Financial expenses	(20,150,237)	(8,933,145)	37,856,588	37,925,853

Operating profit	2,716,406,545	2,705,528,037	3,050,355,161	3,062,757,258
Add: Investment income	4,723,534	15,572,987	9,040,516	(4,280,494)
Non-operating income	6,167,282	6,164,782	458,900	433,900
Less: Non-operating expenses	3,894,571	3,886,571	5,211,607	5,034,683

Total profits	2,723,402,790	2,723,379,235	3,054,642,970	3,053,875,981
Less: Income taxes	926,704,379	926,411,424	1,012,963,545	1,012,639,214
Minority interest	988,352	–	442,658	–

Net profit	1,795,710,059	1,796,967,811	2,041,236,767	2,041,236,767

1.3	Total number of shareholders and the top 10 shareholders with tradable shares without trading moratorium of the Company at the end of this reporting period

Total number of shareholders at the end of this reporting period	84,965

Top 10 shareholders holding tradable shares without trading moratorium

Name of Shareholder	Number of tradable shares without trading moratorium at the end of this reporting period (shares)	Classes of shares (A,B,H shares or others)

HKSCC Nominees Limited	1,955,159,730	H Shares
SITICO-JP Morgan Double-Interest-Balanced
Combined Security Investment Fund	7,170,250	A Shares
CREDIT SUISSE (HONG KONG) LIMITED	6,482,141	A Shares
Shanghai Stock Exchange 50 Exchange
Trading Open-End Index Securities
Investment Fund	3,937,888	A Shares
DongFeng Automobile Co., Ltd.	3,559,496	A Shares
National Social Security Fund 002 Group	2,810,025	A Shares
UBS LIMITED	2,364,897	A Shares
CITIGROUP GLOBAL MARKETS LIMITED	2,102,519	A Shares
Song Guifang	1,751,000	A Shares
Yi Fang Da 50 Index Securities Investment Fund	1,660,189	A Shares

2	MANAGEMENT DISCUSSION AND ANALYSIS

2.1	Brief analysis of general operating performance during this reporting period

(1)	Brief analysis of general operating performance during this reporting period

During this reporting period, the Company’s revenue from principal operations was RMB2,951.924 million, representing an increase of RMB291.983 million or 11.0% as compared with the corresponding period in 2005. This was attributable to the increase of coal sales as compared with the corresponding period last year. The cost of principal operations was RMB1,542.118 million, representing an increase of RMB128.150 million or 9.1% over the corresponding period in 2005. This was mainly attributable to certain factors including the increase of materials investment caused by the increase in raw material price and frequent movement of mining workface as well as the increase in employees’ wages. Realised net profit was RMB448.007 million, representing an increase of RMB63.393 million or 16.5% as compared with the corresponding period last year.

During this reporting period, the Company’s raw coal production was 8.35 million tonnes, representing an increase of 0.99 million tonnes, or 13.5%, as compared with the corresponding period in 2005. The Company’s salable coal production was 7.91 million tonnes, representing an increase of 1.26 million tonnes, or 18.9%, as compared with the corresponding period in 2005.

The Company sold 7.76 million tonnes of coal, representing an increase of 0.95 million tones, or 14.0%, as compared with the corresponding period in 2005.

The railway assets specifically used for coal transportation (“railway assets”) realized transportation volume of 5.08 million tonnes, representing an increase of 0.72 million tones, or 16.5%, as compared with the corresponding period in 2005.

(2)	Brief analysis of general operating performance in the first three quarters

During the first three quarters, the Company’s revenue from principal operations was RMB9,438.076 million, representing an increase of RMB101.490 million or 1.1% over the corresponding period in 2005. Of the Company’s revenue, income from the sales of coal was RMB9,318.567 million, representing an increase of RMB110.183 million or 1.2% as compared with the corresponding period last year, which was mainly attributable to an increased revenue from the principal operations of RMB416.586 million due to the increase in sales volume but a decreased revenue from the principal operations of RMB306.403 million due to fall in sales price of coal.

The railway assets achieved railway transportation service income of RMB119.509 million, representing a decrease of RMB8.693 million or 6.8% as compared with the corresponding period in 2005. Such decrease was principally due to the decrease in the volume of coal deliveries where transportation expenses were calculated on ex-mine basis and were borne by the customers.

The Company’s cost of principal operations was RMB4,482.592 million, representing an increase of RMB310.356 million or 7.4% over the corresponding period in 2005. Of the Company’s costs, the cost of sales of coal products was RMB4,412.708 million, representing an increase of RMB314.256 million or 7.7% as compared with the corresponding period last year. The unit cost of coal sales was RMB180.02/tonne, representing an increase of RMB5.25/tonne or 3.0% as compared with the corresponding period last year, which was mainly attributable to (1) an increase of unit cost of coal sales by RMB3.70 as a result of certain factors including the increase of materials investment caused by the increase in raw material price and frequent movement of mining workface; (2) an increase of unit cost of coal sales by RMB6.31 as a result of the increase in employees’ wages; (3) a decrease of unit fixed cost by RMB2.37 as a result of the increase in coal output; and (4) the partial set-off of the said cost-increasing factors which resulted in the increase of unit cost of coal sales by the Company’s tightening of cost control measures.

The Company’s realised profit from principal operations decreased by RMB230.377 million or 4.6% to RMB4,746.624 million as compared with the corresponding period in 2005.

The Company’s realised net profit decreased by RMB245.527 million or 12.0% to RMB1,795.710 million as compared with the corresponding period in 2005.

The Company’s raw coal production increased by 0.28 million tones or 1.1% to 26.09 million tones as compared with the corresponding period in 2005.

The Company’s salable coal production increased by 1.16 million tones or 4.9% to 25.01 million tonnes as compared with the corresponding period in 2005.

The Company’s realised sales volume of coal increased by 1.06 million tones or 4.5% to 24.51 million tones. Of the Company’s sales volume of coal, 19.91 million tonnes of coal were sold to the domestic market, representing an increase of 1.87 million tonnes or 10.4% as compared with the corresponding period in 2005; and 4.60 million tonnes were sold to the overseas market, representing a decrease of 0.81 million tones or 14.9% as compared with the corresponding period in 2005.

During the first three quarters, the Company’s sales volume of clean coal over the total sales volume of the Company is up to 57.1% from 55.4% in the corresponding period of last year. The change of sales mix is caused by the Company’s timely adjustment of products mix according to the market situation.

During the first three quarters, the railway assets realized transportation volume of 14.51 million tonnes, representing a decrease of 0.83 million tonnes, or 5.4%, as compared with the corresponding period in 2005.

(3)	Average coal sales price analysis of the first three quarters

The following table sets out average coal sales price calculated on the same basis as its previous periodical reports announced in the PRC during the first three quarters:

Unit: RMB/tonne

	Year 2006		Year 2005		Year 2005
	The third quarter	The first three quarters	The third quarter	The first three quarters
Average coal sales price	374.58	380.16	385.65	392.66	385.92
Domestic sales	358.70	352.66	344.73	362.74	352.15
Export sales	446.82	499.16	507.80	492.46	503.47

During the first three quarters, the Company’s average coal sales price was RMB380.16/tonne, representing a decrease of RMB12.50/tonne or 3.2% as compared with the corresponding period in 2005. Of the average coal sales price, the average domestic coal sales price was RMB352.66/tonne, representing a decrease of RMB10.08/tonne or 2.8% as compared with the corresponding period in 2005; while the average export coal sales price was RMB499.16/tonne, representing an increase of RMB6.70/tonne or 1.4% as compared with the corresponding period in 2005. The decrease in the Company’s average coal sales price was principally due to the decrease in the domestic coal sales prices.

In the third quarter of 2006, the Company’s average coal sales price was RMB374.58/tonne, representing a decrease of RMB8.16/tonne or 2.1% as compared with the average coal sales price of RMB382.74/tonne of the first half of 2006, which was mainly due to the fall in coal price for export market of the third quarter. The Company’s export coal during the first quarter was sold at the contract price for export coal of year 2005, which is higher than the contract price for export coal of year 2006.

The following table sets out the Company’s average coal sales prices calculated on the same basis as its previous periodical reports announced overseas during the first three quarters:

Unit: RMB/tonne

	Year 2006		Year 2005		Year 2005
	The third quarter	The first three quarters	The third quarter	The first Three quarters
Average coal sales price (note)	339.62	343.72	352.32	356.41	349.50
Domestic sales	338.94	331.65	326.93	343.96	333.74
Export sales	342.72	395.95	428.12	397.92	404.37

Note:	The average coal sales price represents the invoice prices minus sale taxes, transportation costs from the Company to ports, port charges and miscellaneous fees for coal sales.

As calculated in accordance with the basis reflected in the Company’s previous periodical reports and as announced overseas, the average coal sales price in the first three quarters of 2006 was RMB343.72/tonne, representing a decrease of RMB12.69/tonne or 3.6% as compared with the corresponding period last year. Of the average coal sales price, the average domestic coal sales price was RMB331.65/tonne, representing a decrease of RMB12.31/tonne or 3.6% as compared with the corresponding period last year; and average export coal sales price was RMB395.95/tonne, representing a decrease of RMB1.97/tonne or 0.5% as compared with the corresponding period last year.

(4)	Operation Information of Yancoal Australia Pty Limited

The Austar coalmine owned by Yancoal Australia Pty Limited (“Yancoal Australia Pty”), a wholly-owned subsidiary of the Company, was put into commercial production in October 2006. As at 30th September, 2006, the accumulated raw coal production of Austar coalmine was 0.23 million tonnes, which formed during the development of a laneway prior to the commencement of production.

For the first three quarters of 2006, the sales volume of coal of the Austar coalmine is 0.15 million tonnes, Yancoal Australia Pty realized sales income of RMB80.654 million, which is net sales income deducting sales taxes, freight and miscellaneous fees. And the other income of Yancoal Australia Pty is RMB5.816 million, cost of coal sales is RMB11.287 million, administrative expenses is RMB375.029 million and losses is RMB299.846 million.

In accordance with the PRC Generally Accepted Accounting Principles, Yancoal Australia Pty’s losses of RMB299.846 million realized during the first three quarters was listed as establishment expenditure in long-term deferred expenses, not calculated in losses.

2.1.1	Information on principal operations or products which contributed 10% or more to the revenue from principal operations or profit from principal operations during the reporting period.

Industries/products	Revenue from principal operations	Cost of principal operations
	(RMB thousand) (Unaudited)	(RMB thousand) (Unaudited)	Gross profit ratio (%)
Coal mining & preparation	2,906,516	1,513,726	45.5
Including: connected transactions	246,117	132,165	43.9

2.1.2	Seasonal or periodical factors for the Company’s operation

☐  Applicable                                         ☑  Not applicable

2.1.3

Breakdown of profits for the reporting period (material changes in the proportion of the total profits of the following items as compared with the previous reported period and the reasons thereof: profit from principal operations, profit from other operations, expenses, investment income, subsidy income and net non-operating income and expenses)

			In relation to total profit (%)
	This reporting period	The previous reporting period	This reporting period	The previous reporting period	increase/decrease
	(RMB thousand) (Unaudited)	(RMB thousand) (Unaudited)			(%)
Profit from principal operations	1,339,066	3,407,558	193.96%	167.61%	15.72%
Profit from other operations	19,860	41,284	2.88%	2.03%	41.87%
Expenses	674,543	1,416,819	97.70%	69.69%	40.19%
Investment income	5,782	-1,058	0.84%	-0.05%	-
Net non-operating income and expenses	232	2,040	0.03%	0.10%	-70.00%

Total profits	690,398	2,033,005	100.00%	100.00%	0.00%

The proportion of the profit from other operations and expenses to the total profits of the Company increased from 2.03% to 2.88% and from 69.69% to 97.70% respectively as compared with the previous reporting period. This was mainly attributable to the total profits of the Company was decreased as result of the decrease in revenue from principal operations and the increase in cost of principal operations while the profit from other operations and expenses were stable.

During this reporting period, the proportion of net non-operating income and expenses to the total profit of the Company decreased from 0.10% to 0.03% as compared with the previous reporting period. This was mainly due to the substantial decrease in the Company’s income from non-operations during this reporting period.

2.1.4	Details and explanation on material changes in the principal operations and its composition as compared with the previous reporting period

☐ Applicable                                         ☑ Not applicable

2.1.5	Details and explanation on material changes in the profit generating ability (gross profit margin) of the principal operations as compared with the previous reporting period

☐ Applicable                                         ☑ Not applicable

2.2	Major events and their impact and analysis on the solutions

☑ Applicable                                         ☐ Not applicable

Acquisition of equity interest of Yankuang Shanxi Neng Hua Company Limited

At the 6th meeting of the third session of the Board convened on 18th August, 2006, an agreement was approved for execution between the Company and Yankuang Group Corporation Limited (“Yankuang Group” or “Controlling Shareholder”) in relation to the acquisition of 98% equity interest of Yankuang Shanxi Neng Hua Company Limited. And the acquisition is to be reviewed and discussed at the second extraordinary general meeting which will be held on 10th November, 2006. Please refer to the “Announcement On Connected Transaction of Yanzhou Coal Mining Company Limited” published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post in Hong Kong by the Company on 21st August, 2006 for details of the acquisition, as well as the circular dated 20 September 2006 regarding acquisition of equity interest of Yankuang Shanxi Neng Hua and amendment to the articles of association of the Company.

Adding New Operating Activities & Amendments to the Articles of Association of the Company

The proposal concerning adding new operating activities and amendments to Articles of Association of the Company, which was passed at the 6th meeting of the third session of the Board of the Company, is to be reviewed and discussed at the second extraordinary general meeting which will be held on 10th November, 2006. For details, please refer to “Announcement on Resolution of the 6th Meeting of the Third Session of the Board of Yanzhou Coal Mining Company Limited” published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post in Hong Kong by the Company on 21st August, 2006, as well as the circular dated 20 September 2006 regarding acquisition of equity interest of Yankuang Shanxi Neng Hua and amendment to the articles of association of the Company.

Appointment of Secretary to the Board, Company Secretary, Authorized Representative and Nominating Director Candidate

At the 7th meeting of the third session of the Board held on 20th September, 2006, Mr. Zhang Baocai was appointed as secretary to the Board, Company Secretary and authorized representative, and was nominated as candidate for member director by the Board. Details of the appointment and nomination, please refer to “Announcement on Resolution of the 7th Meeting of the Third Session of the Board of Yanzhou Coal Mining Company Limited” published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post in Hong Kong by the Company on 21st September, 2006.

Setting up Shanxi Yulin Yushuwan Coalmine Company Limited

Upon approval of the operation meeting by the general managers, “Contract for China-Foreign Joint Venture of Yulin Yushuwan Coalmine Company Limited” was entered into by the Company, Chia Tai Energy Chemical Limited (“Chia Tai Company”) and Yushen Coal Company Limited (“Yushen Company”) of Yulin City on 16th August, 2006. Shanxi Yulin Yushuwan Coalmine Company Limited (“Yushuwan Coalmine Company”) is to be mutually invested and established by the above three parties.

The registered capital of Yushuwan Coalmine Company is RMB480 million, of which the Company holds 41% equity interest by contributing capital of RMB196.8 million and the Company will account for the investment of Yushuwan Coalmine Company using equity method; Chia Tai Company holds 40% equity interest by contributing capital of RMB192 million; and Yushen Company holds 19% of equity interest by contributing capital of RMB91.2 million.

In view that the prephase project approving procedures and construction works was undertaken by Yushen Company, the Company and Chia Tai Company have paid RMB150 million to Yushen Company as compensation fee upon negotiation by the three parties, of which RMB75.93 million was paid by the Company in accordance with its corresponding equity proportion, and RMB74.07 was paid by Chia Tai Company.

Yushuwan Coalmine Company is responsible for the construction and operation of Yushuwan coalmine. Yushuwan Coalmine is located in Yushen coal mining area of Yulin City, Shanxi Province, with recoverable reserve of 1246 million tonnes and the main coal products are gas coal and thermal coal. Yushuwan Coalmine will be put into operation in 2007 with designed annual capacity of 8 million tonnes.

The proposal on setting up Yushuwan Coalmine Company was reviewed and approved at the 7th meeting of the third session of the Board of the Company. As at this reporting date, procedures relevant to setting up Yushuwan Coalmine Company are being handled.

Entrusted Loans and Guarantees to the Company’s Subsidiaries

Upon approval by the 8th meeting of the third session of the Board held on 25th October, 2006, the Company intends to provide an entrusted loan of RMB500 million to the Company’s controlling subsidiary, Yanzhou Coal Yulin Neng Hua Company Limited. As at this reporting date, the entrusted loan approved by the Company totaled RMB1,300 million within last twelve consecutive months, representing 7.58% over the Company’s audited net asset of RMB17,142 million of the year 2005. All the entrusted loans were supplied to the company’s subsidiaries and the details are shown as following:

No.	Bank Entrusted	Borrower	Amount of Entrusted Loan	Approving Date & Procedures

1	Bank of China Jining Branch	Yan Mei Heze Neng Hua Company Limited	RMB300 million	Approved by the operation meeting of the general managers held on 26th June, 2006

2	Bank of China Jining Branch	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	Approved by the operation meeting of the general managers held on 11th September, 2006

3	Bank of China Jining Branch	Yanzhou Coal Yulin Neng Hua Company Limited	RMB500 million	Approved by the 8th meeting of the third session of the Board held on 25th October, 2006

Upon approval by the eighth meeting of the third session of the Board, the Company tends to extend loan guarantee of US$30 million for Yancoal Australia Pty to borrow US$30 million from local bank in Australian, and the loan will be used in mining equipment procurement for Austar coalmine. The Company will issue the interim announcement separately after signing the guarantee agreement. As at 25 October 2006, no guarantee was provided by the Company to others.

Acquisition of Mining Right of Zhaolou Coal mine

The Company acquired 95.67% equity interest in Yan Mei Heze Neng Hua Company Limited ( “Heze Neng Hua”) from Yankuang Group in December 2005. Pursuant to the related acquisition agreements, Heze Neng Hua has the right to purchase mining rights from Yankuang Group at any time within 12 months from the grant of the mining rights of Zhaolou coal mine to Yankuang Group.

Yankuang Group has been granted the mining right certificate of Zhaolou Coal Mine by the Ministry of Land and Resources on 28th June, 2006. The Company will make acquisition of the mining rights of Zhaolou coal mine pursuant to the terms of the relevant agreements, as and when appropriate. Construction works of Zhaolou coal mine are proceeding according to the plan, and are expected to be completed by the end of year 2007. The Company will make a public announcement on the acquisition pursuant to the relevant regulations at appropriate time.

Material Litigation and Arbitration

On 13th December 2004, the Company made an entrusted loan of RMB640 million to Shandong Xin Jia Industrial Company Limited (“Shandong Xin Jia”) through the Bank of China Jining Branch (the “Entrusted Loan”). Since Shandong Xin Jia failed to duly repay the principal and interest of the Entrusted Loan, the Higher People’s Court of Shandong Province appointed Shandong Yinxing Auction Company Limited and auctioned the 289 million shares held by Lianda Group Limited, the guarantor, in Huaxia Bank Company Limited (“Huaxia Shares”) in accordance with the relevant laws on 6th September, 2005 to repay the Company’s the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. The final auction price was RMB3.5 per Huaxia Share and total final auction amount was RMB1,011.5 million.

The successful bidder of Huaxia Shares is going through qualification approval procedures of China Banking Regulatory Commission. Upon completing the qualification approval, the bidder will make payment of the auction amount and transferring procedures of Huaxia Shares, and the Company can call back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. As at this reporting date, the bidder is still undergoing the process of qualification approval. The Company and relevant parties are endeavoring to confirm the results of the qualification approval as soon as possible.

In view of the possibility that the bidder may not obtain the qualification approval by China Banking Regulatory Commission, the Company and the relevant parties have studied corresponding measures to call back the principal, interest, penalty interest and relevant expenses of the Entrusted Loan. Any significant progress concerning the entrusted loan will be promptly disclosed by the Company.

Save as disclosed above, the Company was not involved in any other significant litigation and arbitration during this reporting period.

On-going Connected Transactions During the Reporting Period

On-going connected transactions of the Company are mainly the on-going supplies of materials and services between the Company and the Controlling Shareholder including its associates.

(1)	On-going connected transactions of materials and services supply

During this reporting period, the total value of coal sales and materials supplied by the Company to the Controlling Shareholder was RMB354.869 million; while the total value of the maintenance services and engineering services provided by the Controlling Shareholder to the Company during the report period is RMB407.927 million.

The following table sets out the impact of services and material supplies by the Company to the Controlling Shareholder on the Company’s profit:

	Revenue from Principal Operation	Cost of Principle Operations	Gross Profit
	(RMB thousand)	(RMB thousand)	(RMB thousand)
Coal and services facilitated to the Controlling Shareholder	246,117	132,165	108,045

(2)

Pursuant to relevant agreements signed between the Company and the Controlling Shareholder, the employees’ endowment insurance schemes, the retired employees’ pension and other welfare expenditures of the Company will be managed by the Controlling Shareholder for free. During the reporting period, the Company paid a total sum of RMB203.394 million employees’ pensions and other welfare expenditures.

2.3	Details and reasons for changes in accounting policies, accounting estimations, scope of consolidation and significant accounting errors

☐  Applicable                                         ☑  Not applicable

2.4	Explanations made by the Board and the Supervisory Committee under the situation that an audit report with non-standard opinion was issued

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2.5

Caution and explanations for possible loss or material changes in net profit in the period from the beginning of this year to the end of the next reporting period as compared with the corresponding period last year

☐  Applicable                                         ☑  Not applicable

2.6	Subsequent changes on those already disclosed annual business plan or budget of the Company

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2.7	Special undertakings made by original non-tradable shareholders during the non-tradable shares reform and the performance of the undertakings

☑  Applicable                                         ☐  Not applicable

Name of Shareholder	Special Undertakings		Performance of Undertakings

Yankuang Group Corporation Limited	(1)	The original non-tradable shares of the Company held by Yankuang Group should not go public for dealings within forty-eight months since the date of the execution of the revised share reform plan;	The original non-tradable shares of the Company held by Yankuang Group are not traded.

	(2)

Yankuang Group will, in accordance with the relevant governmental procedure, assign part of its operations including coal and electricity operation together with new projects which are in line with the Company’s development strategies to the Company in 2006 and support the Company in such implementation of assignment to enhance the operating results of the Company and minimize the connected transactions and competitions between Yankuang Group and the Company. The Company will be invited to invest in coal liquefaction project which is being developed by Yankuang Group for co-development.

On 18th August, 2006, an agreement was entered into between the Company and Yankuang Group in relation to the acquisition of 98% equity interest of Yankuang Shanxi Neng Hua Company Limited by the Company from Yankuang Group, which will be reviewed and discussed at the extraordinary general meeting provisionally convened on 10th November, 2006.

Relevant prephase works for other projects assigned from Yankuang Group has been initiated, and the Company will make disclosures as and when appropriate in accordance with supervisory and managing regulations.

	(3)	All related expenses accrued by the non-tradable shares reform will be born by Yankuang Group.	The undertaking has been fulfilled.

3	DIRECTORS

As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Shi Xuerang, Mr. Chen Changchun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Pu Hongjiu, Mr. Cui Jianmin, Mr. Wang Xiaojun and Mr. Wang Quanxi.

The full version of the Company’s balance sheet, income statement and cash flow statement for the three quarters ended at 30th September, 2006 are published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk and Shanghai Stock Exchange at http://www.sse.com.cn.

By order of the Board of Directors of Yanzhou Coal Mining Company Limited Wang Xin Chairman of the Board

Shandong Province, PRC, 25th October, 2006

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310